                    March 20, 2007

Andrew Schoeffler, Staff Attorney
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Juniper Group, Inc.
Amendment No. 5 to Registration Statement on Form SB-2
Filed March  20,  2007
File No. 333-131730

Dear Mr. Schoeffler:

We have enclosed for filing  the Company’s amended Registration Statement on Form SB-2. Below please find our responses to your January 9, 2007 comment letter:

I. We have reviewed your response to comment ten. You reclassified the $630,213 payment of equity for acquisitions from an investing cash flow to a reconciling item in your reconciliation of operating cash flows. Since this appears to be neither a cash transaction nor a non-cash expense it is unclear why you have included this amount in your statements of cash flows instead of disclosing it as a non-cash transaction. Please also tell us the nature of the transaction and why you believe that the transaction should be presented within cash used for operating activities.  Please refer to SFAS 95.

Response

We have reclassified the amounts on the Cash Flows statement to disclose only those transactions that required an outlay of cash in connection with our acquisition in accordance with SFAS 95.

2, We have reviewed your response to comment twelve. Please present loans from officers and their repayment on a gross basis within cash provided by financing activities in accordance with paragraphs 13, 19 and 20 of SFAS 95

Response

We have revised the presentation of proceeds and repayments of borrowings from officers in accordance with paragraphs 13, 19 and 20 of SFAS 95.

Notes to Consolidated Financial Statements

Accounts Receivable, page F-9

3. You disclosed that your receivables are normally due within 30 to 60 days. However, you had accounts receivable of $l, 060,433 at September 30, 2006 and revenues of $1, 399,672 in 2006. The average number of days outstanding of your accounts receivable appears to be significantly in excess of your stated credit terms of 30 to 60 days. Please tell us in a comprehensive manner why you believe that your receivables are collectible and provide us with an analysis of accounts receivable due at September 30,2006 that have been subsequently collected.

Response

We have enclosed as Exhibit I to this response a schedule of our accounts receivable at September 30, 2006 showing each outstanding invoice by customer and aged. As you can see, over 70% of our receivables were in the current category at that date. Further, based on collections through December 31, 2006, over 90% of all of our receivables were subsequently collected and almost the entire balance has been scheduled to be collected in January, 2007. We believe this schedule clearly supports the collectibility of our receivables as of September 30, 2006. However, we do agree with the Staff’s comment as to the relationship between our revenues for the quarter ended September 30, 2006 and the accounts receivable balance as of that date. It does appear that our turnover is not in accordance with our credit terms. The reality is that many of our customers are large concerns who occasionally pay their subcontractors (such as ourselves) at their own discretion and we have limited options. We have modified our disclosure to explain that occasionally our customers may take up to 75 days to pay us.

Financial Statements

Years Ended December 31. 2005 and 2004

Notes to Consolidated Financial Statements

Note 4 - Film Licenses. Page F-32

4. We have reviewed your responses to comments 13 and 15. You indicated that your model assumes revenue growth will be flat. Since you had no film distribution revenues for the nine months ended September 30, 2006, it appears you have assumed that revenues will increase to the 2005 level of 555,400 rather than remain flat. However, your revenue forecast indicates that film distribution revenues will grow from $0 in 2006 to $119,800 and continue to increase in subsequent years. Since you had no film distribution revenues during the nine months ended September 30, 2006, and you do not plan on expending any cash to generate additional revenues, it is unclear why your assumption that film distribution revenues will increase is reasonable. - It appears equally plausible that no additional revenues will be recognized in the foreseeable future. Please tell us the assumptions underlying your expectation that discounted future cash flows from your film library will support its $481,829 recorded value. Please explain in detail the basis for your assumption that, absent the expenditure of any funds for promotional efforts, film distribution revenues will increase from the amount recognized during the nine months ended September 30, 2006 to the amounts in your discounted cash flow analysis.

Response

We have searched for a way to maximize the value of our film library throughout 2006, given our limited resources, and believe that we have found a way. In the past, we have worked with film brokers and salespeople who cover foreign markets. For several years, we have not been aggressive in this area. As a result, our films have not be shown in these markets for some time and we along with many in this industry believe now would be an opportune time to “recycle” these films and attempt to distribute them again. We have also arranged with certain film brokers to work with us for a split of the revenue when received rather than requiring us to make any initial retainer. As a result, we have revised our revenue projections, including any modest costs we may have to contribute to this effort, and computed a new net present value of our film library. We have also taken the step of adjusting the value of our film library downward by approximately $295,000 at September 30, 2006. Please see Exhibit II to this response for the details of this calculation. We feel this reflects the reality of the value of our film library as of this date and is responsive to the Staff’s comments.

5. You indicated in your response to comment 15 that your cash flow expectations are supported in part by anticipated new arrangements and discussions regarding renewals of existing relationships. It is unclear why such discussions would provide a reasonable basis to support your cash flow expectations as of December 31, 2005 or September 30, 2006. Please revise your cash flow assumptions as appropriate or provide us with additional information to help us understand the basis for your estimated cash flows.

Response

As discussed in our response to Comment 4, we have revised our cash flow projections and adjusted the value of the carrying amount of our film library as of
September 30, 2006. Please see Exhibit II to our response.

6. The discounted cash flow analysis you provided does not explain your consideration of the factors listed in paragraph 45 of SOP 00-2. For each film from which you anticipate generating discounted cash flows of $10,000 or more, please explain how you evaluated each of the fol1owing factors in determining the estimated future cash flows:

•  the film's performance in prior markets;
•  the public's perception of the film's story, cast, director, or producer; historical results of similar films;
•  historical results of the cast, director, or producer on prior films; running time of the film in your discounted cash flow model;
•  the cash outflows necessary to generate the film's cash inflows; and
•  the level of piracy in the markets from which the title historical1y generated revenues.

Response:

We have collected this information. On Exhibit III to our response, we displayed the following:

▪	Film’s performance in prior markets
▪	Public’s perception of the film’s story, cast, director or producer
▪	Historical results of similar films
▪	Historical results of the cast, director or producer on prior films
▪	Piracy information

We displayed this information for all films with a book value in excess of $10,000, prior to the adjustments described in our response to Comment 4 above. When we were finished writing down the value of our film library, we had three films with a carrying amount in excess of $10,000. These films and our comments follow:

Elm Chanted Forest	As described in Exhibit III, this film has been licensed by Disney for over 5 years and we believe it continues to have earnings potential.
Just Before Dawn	As described in Exhibit III, this film has done very well in the United states and will perform well in foreign markets. It has a solid cast and this genre, horror films, has a large audience.
Lovely But Deadly	We feel this film has solid potential abroad because of its limited foreign exposure and successful performance domestically.

The cash outflows required to market these films are displayed on Exhibit II.

7. Please note that your analysis should also consider the provisions of paragraph 46 of SOP 00-2, which states that when using the traditional discounted cash flow approach to estimate the fair value of a film, the relevant future cash inflows and outflows should represent. The entity's estimate of the most likely cash flows. This paragraph also requires that all possible relevant future cash inflows and outflows should be probability weighted by period and the estimated mean or average by period should be used in determining the fair value of a film using the expected cash flows approach.

Response

We believe our amended discounted cash flow analysis presented on Exhibit II complies with paragraph 46 of SOP 00-2.

8. Please clarify for us how you arrive at the discounted estimated revenue amounts and tell us why some estimated revenue amounts are positive and why some estimated revenue amounts are negative. Please also tell us how you apply the 30% discount rate since in some cases the value of a film is higher on a discounted basis than the undiscounted estimated revenue.

Response

The errors noted in Comment 8 have been corrected in our amended discounted cash flow analysis presented on Exhibit II.

9. Please tell us why the film impairment write-downs per your impairment analyses of $1,520,871 and $284,068, which total $1,804,939, differ from the film impairment loss recognized of $1,654,939 in 2005.

Response

The prior analysis contained both periodic amortization of our film library as well as an impairment write off. We can supply the staff a revised schedule if the Staff desires.

10. We assume that the impairment analysis of your film library was prepared on an electronic spreadsheet. Please provide us with a copy of your impairment analysis spreadsheet for our review.

Response

We have included a spreadsheet file of Exhibit II which contains the calculations of the discounted cash flow analysis.

Note 6 - Shareholders' Equity. page F-33

11. We have reviewed your response to comment 16.' Please provide us with copies of your non-voting convertible preferred stock and Series Band C voting convertible preferred stock agreements.

Response

We have already complied with this request and sent these documents to Mr. Rodriguez under separate cover earlier.

12. Your disclosures on page nine appear to indicate that your obligation to issue shares upon conversion of the convertible notes is essentially limitless. Please tell us how this potential obligation is reflected in Schedule 2 or revise it to compare all potentially issuable common shares, assuming the exercise of all options and warrants and the conversion of all convertible instruments, as of December 31, 2005 and September 30, 2006 to the number of authorized shares at those dates.

The revised analysis should factor in all of the potentially issuable securities that are disclosed in your registration statement. In the event that you have more potentially issuable common shares than authorized common shares, it would appear that certain of your equity instruments might be properly classified as liabilities. Please refer to paragraphs 13 and 19 of EITF 00-19.

Response

We have determined that due to the indeterminate number of shares which might be issued under the embedded convertible host debt conversion feature of the 8% Callable Secured Convertible Notes, the Company is required to record a liability relating to both the detachable warrants and embedded convertible feature of the callable secured convertible notes payable (included in the liabilities as a “derivative liability”) and show the changes in the value of these embedded derivative liabilities as a component of its consolidated net income (loss). As a result we have further restatement the Company’s financial statements for the year ended December 31, 2005 and the interim periods in the year ended December 31, 2006. The notes to the financial statements and the Managements’ Discussion and Analysis of Operations and Liquidity provide the details of these changes.

Note 13 - Business Segment Information. page F-43

13. We have reviewed your response to comment 18. Please quantify the various types of expenses that comprise selling, general and administrative expenses. This disclosure would be informative to a reader given that corporate and other expenses not allocated to your business segments represent a significant amount of your costs of operations. In your most recent response you state that there are no amounts that comprise selling, general and administrative expenses, However, you disclosed selling, general and administrative expenses in your statements of income of $1,896,997 in 2005 and $2,250,952 in 2004. In your revised disclosures you indicated that the costs of operations included selling, general and administrative expenses. However, this is not consistent with your statements of income. Please revise your disclosure or tell us why you believe the existing disclosure is proper.

Response

We have corrected the disclosures at the end of Note 13 to remove any discussion corporate expenses included in Cost of Operations.

Note 19 - Restatement. page F-48

14. You disclosed the previously reported and as restated amounts of stock -based compensation and amortization of debt discount on promissory notes for 2005 in accordance with APB 20. However, you did not disclose the same information for 2004. Please disclose the previously reported and as restated amounts of stock-based compensation and amortization of debt discount on promissory notes for 2004 in accordance with APB 20.

Response

We have included the required disclosure of the 2004 restated amounts to Note 18 (formerly Note 19) as required by APB 20. Additionally we have included this information in our Management’s Discussion and Analysis of Financial Condition and Plan of Operations.

Other

15. We have reviewed your response to comment 20. You indicated in your response that you provided a pro forma statement of operations for the nine month period ended September 30, 2006, however this does not appear: to have been done. Please revise to include a pro forma statement of operations for the nine month period ended September 30. 2006. Please be sure .to clearly reference and explain the assumptions involved m any adjustments. In addition, you did not disclose the nature of the pro forma adjustments in the notes to the pro forma statement of operations for 2005. Please be sure to clearly reference and explain the assumptions involved in these adjustments. Please also disclose the pro forma information required by paragraphs 54-57 of SF AS 141 for 2005 and paragraph 58 for the interim period ended September 30, 2006.

Response

The statement that any pro forma information was included in Amendment #4 was erroneous and we apologize for any confusion that may have occurred as a result. The only pro forma presentation included in our registration statement is the December 31, 2005 statement of operations for Juniper Group, Inc. and New Wave Communications, Inc.

In connection with the foregoing responses we hereby acknowledge the following:

o	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
o	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
o	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

***
Should you have any further questions, please do not hesitate to contact the undersigned at (516)829-4670.

Sincerely,

/s/Vlado P. Hreljanovic
Chairman of the Board, President,

Exhibit I

				Juniper Group Inc.
		A/R Analysis and Aging Summary
			As of September 30, 2006

		Current		1 - 30	31 - 60	61 - 90	> 90	TOTAL	Paid in 4th Q	Discount given in the 4th Q	Total Credits	Remaining Balance @ 12/31/06	Arranged For Payment-Expected in January

Bechtel Corporation
	0605002-IN314 US45 & Gem Creek	9,655.00		0.00	0.00	0.00	0.00	9,655.00	9,655		9,655	-
	0606038-IN1778 Lake Wawassee	62,833.50		0.00	0.00	0.00	0.00	62,833.50	62,834		62,834	-
	0606039-IN1796 Huntertown	73,096.00		0.00	0.00	0.00	0.00	73,096.00	73,096		73,096	-
	0606046-IN0329 E. Raymond	151,235.00		0.00	0.00	0.00	0.00	151,235.00	151,235		151,235	-
	0606054-IN1785 Bowerstown	5,270.00		0.00	0.00	0.00	0.00	5,270.00	5,270		5,270	-
	0608029-Taylorsville DOT Camera Install	55,858.00		0.00	0.00	0.00	0.00	55,858.00	55,858		55,858	-
	0609058-IN1442	780.00		0.00	0.00	0.00	0.00	780.00	780		780	-
	Bechtel Corporation - Other	0.00		0.00	0.00	0.00	2,151.00	2,151.00	2,151		2,151	-
Total Bechtel Corporation		358,727.50		0.00	0.00	0.00	2,151.00	360,878.50	360,879		360,879	-
CH2M Hill
	0603097-BS6	0.00		0.00	27,606.00	0.00	0.00	27,606.00	27,606		27,606	-
	0603098-BS87	0.00		0.00	44,316.00	0.00	0.00	44,316.00	44,316		44,316	-
	0603101-BS62 Port Holes	0.00		0.00	33,532.00	0.00	0.00	33,532.00	33,532		33,532	-
	0604001-BS91	0.00		0.00	54,446.00	0.00	0.00	54,446.00	54,446		54,446	-
	0604002-BS25	0.00		0.00	0.00	4,834.80	0.00	4,834.80			-	4,835
	0605003 BS167-Centerline Change	0.00		31,111.00	0.00	0.00	0.00	31,111.00	31,111		31,111	-
	0606020-BS96	0.00		0.00	0.00	2,953.50	0.00	2,953.50			-	2,954
	0607041-IN0086 Coax	0.00		0.00	4,851.00	0.00	0.00	4,851.00	4,851		4,851	-
	0608038-IN081	0.00		9,140.21	0.00	0.00	0.00	9,140.21	9,140		9,140	-
	0608039-IN455	1,495.00		0.00	0.00	0.00	0.00	1,495.00	1,495		1,495	-
	0609047-Antenna Dump Fees	500.00		0.00	0.00	0.00	0.00	500.00	500		500	-
	CH2M Hill - Other	0.00		0.00	4,231.86	0.00	882.00	5,113.86	5,114		5,114	-
Total CH2M Hill		1,995.00		40,251.21	168,982.86	7,788.30	882.00	219,899.37	212,111		212,111	7,788
Cingular Wireless & Affiliates		0.00		0.00	19,726.00	0.00	0.00	19,726.00	19,726		19,726	-
Cingular Wireless 1
	0608005-A004 TS	0.00		825.00	0.00	0.00	0.00	825.00	825		825	-
	0608008-T002 TS	0.00		300.00	0.00	0.00	0.00	300.00	300		300	-
	0608012-L002 Lynx Install	0.00		3,077.50	0.00	0.00	0.00	3,077.50	3,078		3,078	-
	0608014 IN119 T/F IN121 TS	0.00		300.00	0.00	0.00	0.00	300.00	300		300	-
	0608021-C026 Dehydrator replacement	300.00		0.00	0.00	0.00	0.00	300.00	300		300	-
	0608022-T10 TS	0.00		806.00	0.00	0.00	0.00	806.00	806		806	-
	0608031-IN1341 TS	0.00		744.00	0.00	0.00	0.00	744.00	744		744	-
	0608037-G004 T/F G002 TS	0.00		1,387.50	0.00	0.00	0.00	1,387.50	1,388		1,388	-
	0608040-IN037 TS	262.50		0.00	0.00	0.00	0.00	262.50	263		263	-
	0608042-IN151 Avon TS	0.00		496.00	0.00	0.00	0.00	496.00	496		496	-
	0608044-T12 TS	1,550.00		0.00	0.00	0.00	0.00	1,550.00	1,550		1,550	-
	0608050-IN37 T/F IN95 MW TS	0.00		300.00	0.00	0.00	0.00	300.00	300		300	-
	0608051-IN1518 TS	930.00		0.00	0.00	0.00	0.00	930.00	930		930	-
	0608054-B001 TS	767.00		0.00	0.00	0.00	0.00	767.00	767		767	-
	0608056-C124 TS	833.00		0.00	0.00	0.00	0.00	833.00	833		833	-
	0608059-IN0005 TS	527.00		0.00	0.00	0.00	0.00	527.00	527		527	-
	0608062-IN7502 TS	517.50		0.00	0.00	0.00	0.00	517.50	518		518	-
	0608063-C026 T/F CR04	600.00		0.00	0.00	0.00	0.00	600.00	600		600	-
	0608064-IN0350 LTS	2,080.80		0.00	0.00	0.00	0.00	2,080.80	2,081		2,081	-
	0608073-IN0441 TS	1,364.00		0.00	0.00	0.00	0.00	1,364.00	1,364		1,364	-
	0608074-IN0075 TS	682.00		0.00	0.00	0.00	0.00	682.00	682		682	-
	0608076-C121 TS	700.50		0.00	0.00	0.00	0.00	700.50	701		701	-
	0608077-August Quarterlies	1,500.00		0.00	0.00	0.00	0.00	1,500.00	1,500		1,500	-
	0609006-IN0450 TS	4,065.21		0.00	0.00	0.00	0.00	4,065.21	4,065		4,065	-
	0609009-T001 T/F CR05 TS	300.00		0.00	0.00	0.00	0.00	300.00	300		300	-
	0609010-C013 TS 5202 T/F C045	562.50		0.00	0.00	0.00	0.00	562.50	563		563	-
	0609012-IN1302 TS	899.00		0.00	0.00	0.00	0.00	899.00	899		899	-
	0609015-CR02 TS	318.75		0.00	0.00	0.00	0.00	318.75	319		319	-
	0609023-IN0052 TS	647.00		0.00	0.00	0.00	0.00	647.00	647		647	-
	0609025-September Quarterlies	1,000.00		0.00	0.00	0.00	0.00	1,000.00	1,000		1,000	-
	0609028-IN0482 TS	829.00		0.00	0.00	0.00	0.00	829.00	829		829	-
	0609040-CR05 TS	620.00		0.00	0.00	0.00	0.00	620.00	620		620	-
	0609041-IN0253 Legendary Hill TS	465.00		0.00	0.00	0.00	0.00	465.00	465		465	-
	0609049-IN0075 TS	496.00		0.00	0.00	0.00	0.00	496.00	496		496	-
Total Cingular Wireless 1		22,816.76		8,236.00	0.00	0.00	0.00	31,052.76	31,053		31,053	-
Crown Castle USA Inc.
	0604040-Site 110 UMTS	0.00		0.00	0.00	0.00	2,628.00	2,628.00
	0605060-C8 UMTS Site	0.00		0.00	1,110.00	0.00	0.00	1,110.00	1,110		1,110	-
	0605061-C131 UMTS Site	0.00		0.00	520.00	0.00	0.00	520.00	520		520	-
	0606011-Site 196 1T07	0.00		0.00	1,500.00	0.00	0.00	1,500.00	1,500		1,500	-
	0606012-Site 30 1T07	0.00		0.00	1,500.00	0.00	0.00	1,500.00	1,500		1,500	-
	0606013-Site 151 1T07	0.00		0.00	1,500.00	0.00	0.00	1,500.00	1,500		1,500	-
	0607035-Maywood Co-Locate	48,440.00		0.00	0.00	0.00	0.00	48,440.00	48,440		48,440	-
	0608020-811060-Marshall LTS	0.00		520.00	0.00	0.00	0.00	520.00	520		520	-
	0608025-812324 Hoosier Rd. Structural	27,727.86		0.00	0.00	0.00	0.00	27,727.86	27,728		27,728	-
	0608067-IN010 Hoosier Rd. UMTS	15,000.00		0.00	0.00	0.00	0.00	15,000.00	15,000		15,000	-
	0608070-Brems LTS	520.00		0.00	0.00	0.00	0.00	520.00	520		520	-
	0609001-811013 Monrovia	5,384.00		0.00	0.00	0.00	0.00	5,384.00	5,384		5,384	-
	0609005-803203 Forest Hills LTS	520.00		0.00	0.00	0.00	0.00	520.00	520		520	-
	0609008-816231 West Wood	260.00		0.00	0.00	0.00	0.00	260.00	260		260	-
	0609019-811022 Jamestown LTS	520.00		0.00	0.00	0.00	0.00	520.00	520		520	-
Total Crown Castle USA Inc.		98,371.86		520.00	6,130.00	0.00	2,628.00	107,649.86	105,022		105,022	-
Divane Brothers Electric Company		0.00		0.00	0.00	0.00	480.00	480.00			-	480
GPD Services
	0606070-Waterworks Excavation	2,500.00		0.00	0.00	0.00	0.00	2,500.00			-	2,500	2500
	0607006-MW07272 Tower Mapping	700.00		0.00	0.00	0.00	0.00	700.00	700		700	-
	0607021-Dayton, Ohio Tower Mapping	800.00		0.00	0.00	0.00	0.00	800.00			-	800	800
	0607022-Marion College Inspection	250.00		0.00	0.00	0.00	0.00	250.00			-	250	250
	0609014-MW07260 Pittsboro Tower Mapping	450.00		0.00	0.00	0.00	0.00	450.00			-	450	450
	0609026-Linton Structural Inspect	450.00		0.00	0.00	0.00	0.00	450.00	450		450	-
	0609052-811000 Georgetown Inspection	700.00		0.00	0.00	0.00	0.00	700.00	700		700	-
Total GPD Services		5,850.00		0.00	0.00	0.00	0.00	5,850.00	1,850		1,850	4,000	4,000
Hanson Proffessional Services, Inc.
	0606043-9537 Hartford City	4,267.00		0.00	0.00	0.00	0.00	4,267.00			-	4,267	4267
	0606044-9544 Princeton	42,597.00		0.00	0.00	0.00	0.00	42,597.00	42,597		42,597	-
Total Hanson Proffessional Services, Inc.		46,864.00		0.00	0.00	0.00	0.00	46,864.00	42,597		42,597	4,267	4,267
Innovative Wireless Solutions 1		0.00		0.00	2,942.55	0.00	0.00	2,942.55			-	2,943
Nextel 1
	0606007-IN2781B Bartlett	60,330.00		0.00	0.00	0.00	0.00	60,330.00	60,330		60,330	-
	0607004-IN2538 Lake Monroe	46,948.00		0.00	0.00	0.00	0.00	46,948.00			-	46,948	46948
	0607024-IMS COW	5,314.30		0.00	0.00	0.00	0.00	5,314.30	5,314		5,314	-
	0608028-Tecumseh DT	496.00		0.00	0.00	0.00	0.00	496.00	496		496	-
	0608047-Burlington LTS	1,023.00		0.00	0.00	0.00	0.00	1,023.00	1,023		1,023	-
	0608052-IN2522 Knightstown LTS	496.00		0.00	0.00	0.00	0.00	496.00	496		496	-
	0608053-IN2584 Indian Creek GPS	496.00		0.00	0.00	0.00	0.00	496.00	496		496	-
	0608075-IN2480 Julietta TS Generator	248.00		0.00	0.00	0.00	0.00	248.00	248		248	-
	0609020-IN2723 Decatur LTS	768.00		0.00	0.00	0.00	0.00	768.00	768		768	-
	0609048-IN2541 Warsaw	2,950.00		0.00	0.00	0.00	0.00	2,950.00	2,950		2,950	-
	0609054-COW St. Louis	4,000.00		0.00	0.00	0.00	0.00	4,000.00	4,000		4,000	-
Total Nextel 1		123,069.30		0.00	0.00	0.00	0.00	123,069.30	76,121		76,121	46,948	46,948
Omnicity, Inc.		0.00		0.00	0.00	0.00	3,400.00	3,400.00			-	3,400
Revol
	0601046-IND05123 International Airport	0.00		0.00	0.00	0.00	480.00	480.00	480		480	-
	0603008-IND05066 N. Highland Telco change	0.00		0.00	0.00	0.00	600.00	600.00	600		600	-
	0603031-IND05012 Brownsburg East	0.00		0.00	0.00	0.00	480.00	480.00	480		480	-
	Revol - Other	0.00		0.00	0.00	0.00	5,655.00	5,655.00	5,655		5,655	-
Total Revol		0.00		0.00	0.00	0.00	7,215.00	7,215.00	7,215		7,215	-
Schneider Electrical
	0604087-Blankenbaker	0.00		0.00	14,215.00	0.00	0.00	14,215.00	14,215		14,215	-
	0607001-SDF159 LaGrange	15,718.50		0.00	0.00	0.00	0.00	15,718.50	15,718		15,718	1
	0607002-SDF156 Campbellsburg	12,875.00		0.00	0.00	0.00	0.00	12,875.00	12,875		12,875	-
	0607003-SDF151 Carson	0.00		0.00	11,915.00	0.00	0.00	11,915.00	11,915		11,915	-
	0608004-Quint	2,875.00		0.00	0.00	0.00	0.00	2,875.00	2,875		2,875	-
	0608015-Gilmore Sweep	0.00		520.00	0.00	0.00	0.00	520.00	520		520	-
	0608016-Tuckerstation Sweep	0.00		520.00	0.00	0.00	0.00	520.00	520		520	-
	0608069-Cardinal	520.00		0.00	0.00	0.00	0.00	520.00	520		520	-
Total Schneider Electrical		31,988.50		1,040.00	26,130.00	0.00	0.00	59,158.50	59,158		59,158	1
Sprint 1
	0605063-LV03XC060 Wolf Run	22,751.46		0.00	0.00	0.00	0.00	22,751.46	22,751		22,751	-
	0608019-IN03XC107 Antenna Change	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608032-C310	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608034-C108	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608035-C142	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608036-C054	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608055-C105	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608057-C307	3,500.00		0.00	0.00	0.00	0.00	3,500.00			-	3,500	3,500
	0608071-IN33XC007BTS124	3,595.00		0.00	0.00	0.00	0.00	3,595.00			-	3,595	3,595
	0608072-IN33XC114BTS1074	4,400.00		0.00	0.00	0.00	0.00	4,400.00			-	4,400	4,400
	0609004-IN03XC021	4,700.00		0.00	0.00	0.00	0.00	4,700.00	4,606	94	4,700	-
	0609007-IN03XC009	550.00		0.00	0.00	0.00	0.00	550.00	539	11	550	-
	0609021-IN33XC040 TS	640.00		0.00	0.00	0.00	0.00	640.00	628	13	640	(0)
	0609022-IN33XC038 TS	900.50		0.00	0.00	0.00	0.00	900.50	882	18	901	-
	0609027-IN33XC036 / 149 TS	705.00		0.00	0.00	0.00	0.00	705.00	691	14	705	-
	0609045-LV03XC058 DT	550.00		0.00	0.00	0.00	0.00	550.00	539	11	550	-
Total Sprint 1		63,291.96		0.00	0.00	0.00	0.00	63,291.96	30,636	161	30,797	32,495	32,495
T-Mobile PO
	0609013-MWO6569 Freemont Culvert	2,860.00		0.00	0.00	0.00	0.00	2,860.00	2,860		2,860	-
Total T-Mobile PO		2,860.00		0.00	0.00	0.00	0.00	2,860.00	2,860		2,860	-
TBSi		0.00		0.00	0.00	0.00	520.00	520.00			-	520
Verizon Wireless		0.00		0.00	0.00	0.00	450.00	450.00			-	450
WesTower Communications, Inc.
	0607033-Sublette, IL	13,500.00		0.00	0.00	0.00	0.00	13,500.00	13,500		13,500	-
Total WesTower Communications, Inc.		13,500.00		0.00	0.00	0.00	0.00	13,500.00	13,500		13,500	-
TOTAL		769,334.88		50,047.21	223,911.41	7,788.30	17,726.00	1,068,807.80	962,728	161	962,889	103,291	87,710

		71.981%		4.683%	20.950%	0.729%	1.658%	100.000%	90.075%	0.015%	90.090%	9.664%

Exhibit II

						Juniper Pictures Inc
						Analyses of Impairment Adjustment of Film Library Costs								Discount Rate	30%
										ESTIMATED REVENUE FORECAST
										FOR
ID	ACQ	Title	Year	Cast	Director	Genre	General Ledger Balance At 12/31/2005	2007	2008 & 2009	2010 & 2011	2012 & 2013	2014	2015 thru 2017	Expenses Required To Generate Estimated Revenue	Net Present Value of Forecasted Revenue	Excess of Book Value over NPV - Writedown @ 9/30/06
1	1992	79 A.D.	1962	Brad Harris, Mara Lane	Frank Kramer	Adventure	11,610	1,000	5,610	4,000					4,546	7,064
2	1993	ABRAXAS	1991	Jesse Ventura, Damian Lee	Damian Lee	Adventure/Sci-Fi	11,250	500	2,500	5,000	3,750				4,194	7,056
3	1992	AGZ-55	1966	German Cobos, Yoko Tani	Roberto Bianchi Montero	Adventure/Crime	5,250		1,500	1,750	2,000	1,000			2,654	2,596
4	1992	PASSPORT	1965	George Ardisson,Barbara Simons	Sergio Sollima	Action	0		500						296	0
5	1994	ALONE V ROME	1962	Rossana Podestà, Lang Jeffries	Luciano Ricci	Action/Adventure/Drama	7,500		1,000						592	6,908
6		An Eye For An Eye aka Un occhio per occhio	1967	Lea Nichols, Julian Raffertry	Miguel Iglesias	Action/Adventure/Drama	0								0	0
7	1995	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi	1961	Gordon Mitchell, Chelo Alonso	Antonio Leonviola	Adventure Maciste	7,063		1,000						592	6,471
8	1995	AVENGER	1966	Franco Nero, Alberto Dell'Acqua	Ferdinando Baldi	Adventure	6,228		2,500	2,000					2,390	3,838
9	1992	BANG.BANG	1968	Guy Madison, Tom Bosley	Giorgio Gentili	Western Comedy	6,900		2,500	2,500	2,500	2,000			4,031	2,869
10	1989	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio	1977	John Richardson, Yanti Sommer	Alfonso Brescia	Sci/Fi	7,606	250	2,500	2,500	2,500	2,000			3,249	4,357
12		Black Ribbon For Deborah	1974	Gig Young, Bradford Dilfman	Marcello Andrei	Drama/Thriller	0								0	0
13	1996	BLACK DUKE	1963	Cameron Mitchell,	Pino Mercanti	Adventure/Drama/Romance	0		500	1,000	1,000	1,000	1,000		1,578	0
14		Black Lemons	1970	Antonio Sabato, Florinda Bolkan	Camillo Bazzoni	Crime	0		1,500	500	5,000	250	750		3,089	0
15		Blood River	1977	John Ireland, Fabio Testi	Gianfranco Baldanello	Spaghetti Western Comedy	0								0	0
16	1992	BLUEPRINT	1967	German Cobos	Roberto Bianchi Montero	Adventure Sci/Fi	5,250	750	2,250	1,500					1,993	3,257
17	1996	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie	1962	Cameron Mitchell, Rick Battaglia	Tanio Boccia	Adventure	0	250	650	650					671	0
18		Cagliostro	1974	Curt Jurgens, Bekim Fehmiu	Daniele Pettinari	Drama	0								0	0
19		Catamount Killing aka Pittsville-Ein Safe Voll lu	1974	Horst Buchholzz,	Krystof Zanussi	Crime/Drama	0								0	0
20	1992	CATASTROPHE	1966	Marta Lipinska, Leon Niemczyk	Silvester Checinski	Documentary	8,025	250	1,300	2,500	2,500	2,500	3,000		3,284	4,741
21		Catherine & Co (Catherine et Cie)	1975	Jane Birkin, Patrick Deaweare	Michael Boisrond	Comedy	0							3,000	0	0
22	1992	CHALLENGE	1970	John Ireland	Leon Klimovsky	Western	8,025	250	1,500	1,500	1,500	750	1,500		2,154	5,871
23	1992	CONQUEROR OF MARACA)	1960	Hans von Borsody, Luisella Boni	Eugenio Martin	Action/Adventure/Drama	9,320	750	2,500	1,500	1,500	750	1,500		2,905	6,415
24	1992	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente	1960	Rick Battaglia, Gianna M.Canale	Tanio Bocia	Action/Adventure/Drama	5,492	750	3,000	1,500					2,334	3,158
25	1992	COSMOS	1977	John Richardson, Yanti Sommer	Al Bradley	Sci-fi	0								0	0
26	1992	CRACKDOWN		Steward Riley, Leon Stephenson	Paul De Silva	Action/Drama	235	250							148	87
27		Crossfire, aka Odio Implacabile	1947	Robert Young, Robert Ryan	Edward Dmytryk	Action	0								0	0
28		Cry Chicago	1969	Jeffrey Hunter	Javier Seto	Drama/Crime	0								0	0
29		Dark Before Dawn	1987	Charles Beecham, Becky Borg	Robert Totten	Action/Mystery	0								0	0
30		Daughter Of Mata Hari	1954	Frank Latimore	Carmine Gallone	Adventure	0								0	0
31	1989	DAYS OF FURY	1978	Vincent Price, Narrator	Fred Warshovsky	Documentary	7,605	750	3,500	1,500		750			2,764	4,841
32	1994	DESERT WARRIOR	1984	Mark Hammon, Luis Prendes	Enzo G. Castellari	Action	7,500	750	3,500	1,500		750			2,764	4,736
33		Devilman Story	1967	Guy Madison, Liz Barrett,	Paolo Bianchini	Adventure/Fantasy	0								0	0
34	1992	DEVIL’S CAVALIER	1959	Gian Maria Canale, Frank Latimore	Siro Marcellini	Adventure/Drama/Crime	0	375	1,500	1,500		750			1,632	0
35	1992	DISCO	1976	John Pool, Jeannie Bell	D'Urville Martin	Action, Musical	0								0	0
36	1992	DIXIE LANE	1988	Hoyt Axton, Kevin Black	David Brady	Comedy/Drama	7,063	750							444	6,619
37		Eagles Attack At Down aka Pritza Hagdola	1970	Yehuda Barkan, Peter Brown	Mehanem Golan	War/Action/Adventure	0								0	0
38	1992	ECHOES	1988	Richard Alfieri	Arthur Allan Seidelman	Psycodrama	4,688	750	3,500						2,037	2,651
39	1992	Elm Chanted Forest	1986	Animation	Doro Vlado Hrelajnovich	Animation	37,118	1,750	20,000	15,000					15,391	21,727
40	1992	ECF-4	1986	Animation 4 episodes	Doro Vlado Hrelajnovich	Animation	5,482		2,500	2,500					2,617	2,865
41	1991	ESCAPE FRM SAVEHAVEN	1989	William Beckwith,Jessica Dublin	Brian Thomas Jones	Action, adventure	0								0	0
42	1992	FISTFUL OF DIAMONDS	1973	Emily Brow, Grant Henry	Martin Campbell	Adult comedy	5,250	750	5,000						2,720	2,530
43		Fountain Of Rome aka Fontana Di Trevi	1960	Vittorio De Sica, Claudio Villa	Carlo Campogalliani	Comedy	0								0	0
44	1992	FURY OF HERCULES	1961	Brad Harris	Gianfranco Parolini	Adventure	11,025	2,000	6,500	1,000				3,000	2,184	8,841
45	1995	GIANTS OF THESSALY	1960	Roland Eavey, Ziva Rodann	Riccardo Freda	S/Adventure	0	250	2,500						1,286	0
46	1992	GLADIATORS SEVEN	1965	Roger Brown, Jeff Cameron	Michele Lupo	Adventure	15,146	750	6,500	5,000	1,250	1,250			5,749	9,397
47	1992	GOLDFACE	1967	Robert Anthony, Evy Marandi	Bitto Albertini	Adventure	5,250	850	5,000	350				3,000	594	4,656
48	1992	GOUATH vs Giant, aka Goliath Contro I Giganti	1962	Brad Harris, Fernando Rey	Guido Malatesta	Adventure	(0)	250	2,500	1,500					1,811	0
49		Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco	1968	Robert Woods, John Ireland	Paolo Bianchini	Adventure	0								0	0
50	1995	HEROD THR GREAT	1958	Edmund Purdon, Sandra Milo	Arnaldo Genoino	Historic Drama	0								0	0
51	1992	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun	1966	George Ardisson, Frank Wolf	Sergio Sollima	Adventure, Action	5,250	625	2,500	1,500					2,033	3,217
52	1992	HYNOS	1967	Robert Woods	Paolo Bianchini	Thriller	0								0	0
53	1988	JUST BEFORE DAWN	1981	George Kennedy, Chris Lemmon	Jeff Lieberman	Horror/Thriller	40,700	12,500	15,000	1,500					14,749	25,951
54	1992	KINGS PRISONER	1954	Pierre Cressoy, Andree Debar	Giorgio Rivalta	Action, adventure	0								0	0
55	1992	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei	1959	Steve Reeves, Fernando Rey	Mario Bonnrad	Adventure	12,453	1,750	8,500	1,500					5,430	7,024
56		Last Days of the Vikings, Ultimo dei Vikinghi	1961	Cameron Mitchell, Edmund Purdom	Giacomo Gentiluomo	Adventure	0								0	0
57	1992	LOADED GUNS	1974	Ursula Andress, Woody Strode	Fernando DiLeo	Comedy	6,375	750	5,500	2,500					3,823	2,552
58		Lonely Hearts aka Cuori Solitari	1969	Ugo Tognazzi, Senta Berger	Franco Giraldi	Drama	0		1,500						888	0
59	1988	LOVELY BUT DEADLY	1981	Lucinda Dooling, John Randolf	David Sheldon	Action/Drama	30,280	2,500	15,000	7,500	2,500				11,606	18,674
60	1992	MAKO	1976	Richard Jaeckel, Harold Sakata	William Grefe	Horror/Thriller	11,575	1,250	7,500	3,150	150				5,297	6,278
61		Massacre in The Black Forest, aka Il Massacro Della Foresta Nera	1966	Cameron Mitchell, Hans V. Borody	Ferdinando Baldi	War/Action/Adventure	0								0	0
62	1992	MOONSHINE	1977	John Saxon, William Conrad	Gus Trikonis	Action/Crime	11,825	750	5,000	4,000					4,120	7,705
63	1992	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare	1968	Jeanne Valerie,Salvo Randone	Gino Mangini	Action/Crime	0								0	0
64	1992	OLD TESTAMENT	1962	Brad Harris, Susan Paget	Gianfranco Parolini	Action/Adventure	6,846	1,200	5,400	2,000					3,868	2,978
65	1992	OPERATION	1967	George Ardisson	Nick Nostro	Adventure	5,250		4,000	1,500				3,000	742	4,508
66		Personal Foul	1987	Adam Arkin, David Morse	Ted Lichtenfeld	Drama	0								0	0
67	1992	PRAY, Prega Per La Tua Morte Sartana aka Sartana	1968	John Garko, William Berger,	Gianfranco Parolini		5,250	2,500	7,500						4,893	357
68	1992	PROBABIUlY ZERO	1969	Henry Silva, Luigi Casellato	Murizio Lucidi	Thriller/Adventure	0								0	0
69	1982	PROJECT KILL	1977	Leslie Nielsen, Gary Lockwood	William Girdler	Action/Drama	8,025	250	4,500	2,500		500	500		3,310	4,715
71	1992	RAGAN	1967	Ty Hardin, Antonella Lualdi	Gilbert Kay	Adventure	0								0	0
72	1992	RAMPAGE OF EVIL	1963	Barbara Steele, Fred Williams	Sergio Grieco	Drama / Aventure	2,550		1,750	800					1,400	1,150
73	1996	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle	1963	Dan Vadis, Gloria Milland	Domenico Paolella	Adventure	0								0	0
74	1991	REJUVENATOR	1988	Vivian Lanko, John Mackay	Brian Thomas Jones	Horror	0								0	0
75	1192	RELIGION INC	1989	Sandra Bullock, George Plimpton	Daniel Adams	Thriller	0	850	4,500	1,500					3,076	0
76	1989	RETURN	1986	Diana Stoving, Day Whittaker	Andrew Silver	Thriller	0								0	0
77	1992	REVENGE OF URSUS	1961	Samson Burke	Luigi Capuano		1,360	250	2,500	1,500				3,000	0	1,360
78	1992	REVENGE OF IVANHOE	1965	Clyde Rogers,	Tanio Boccia		0	500	3,500	2,000					2,589	0
79	1992	REVENGE OF THE BI.K KNT	1963	Anthony Steffen	Nick Nostro	Drama	0		2,500	1,500					2,162	0
80	1992	RINGS	1966	Don Ameche, Neil Sedaka	Gilbert Cates	Documentary	6,900		4,500	2,099					3,618	3,282
81		Roland The Mighty, aka Orlando e I Palladini di Francia	1956	Rick Battaglia, Rossana Schiaffino	Pietro F Rick Battaglia, Rossana Schiaffino rancisi	Adventure	0								0	0
82	1992	SAMSON	1961	Brad Harris, Brigitte Corey	Gianfranco Parolini	Fantasy	9,596	500	4,500	3,500		500			3,704	5,892
83		Satanik	1968	Magda Konopka	Piero Vivarelli	Thriller/Horror	0								0	0
84	1992	SEVEN FROM THEBES	1964	Andrej Gardenin, M.A. Giordano	Luigi Vanzi	Action/Drama	3,968	1,000	3,000	1,000		425			2,422	1,546
85		Seven Rebel Gladiators , aka Sette Contro Tutti	1965	Roger Browne, Liz Havilland	Michele Lupo	Adventure	0								0	0
86	1992	SHARAZ	1968	Raf Vallone, Luciana Paluzzi	José Maria Elorrieta	Adventure/Comedy	11,025	500	5,500	4,500		1,000			4,644	6,381
87		Silence The Witness	1974	Bekim Fehmiu	Giuseppe Rosati	Action/Crime	0								0	0
88	1996	SON OF ELCID	1965	Mark Damon, Antonella Lualdi	Vittorio Cottafavi	Action/Drama	0								0	0
89	1992	SOULTAKER	1990	Joe Estevez	Michael Rissi	Fantasy/Horror	3,876	500	3,500	1,000					2,239	1,637
90	1992	SPARTACUS, aka Gli Invincibili Dieci Gladiatori	1964	Dan Vadis, Helga Line	Nick Nostro	Adventure	12,459	750	6,500	4,500		1,500	1,500	3,000	3,385	9,074
91	1992	STEPS	1984	Irene Papas	Maurizio Dell'Orso	Drama	3,025	1,000					1,250		1,161	1,864
92		Street Law	1974	Franco Nero, Barbara Bach	Enzo G. Castellari	Action/Crime	0								0	0
93		Survivor	1987	John Carson, Ben Denker		Sci-Fi	0								0	0
94	1992	TABOO ISLAND	1976	Laura Gemser, Arthur Kennedy	Enzo D'Ambrosio		0	500	2,500	1,500		1,500	1,500		2,674	0
95		aka Spiaggia Del Desiderio					0								0	0
96	1995	TARTAR INVASION, aka Ursus e la ragazza Tartara	1962	Yoko Tani, Ettore Mani	Remigio Del Grosso		0	150	2,000						999	0
97	1992	EVIL	1978	Richard Crenna, Joanna Pettet	Gus Trikonis	Horror	6,825	1,000	6,000	2,850			2,000		4,859	1,966
98		Tax Season	1989	Fritz Bronner, Debi Fares	Tom Law		0								0	0
99	1992	TEMPLE OF A 1000 UGHT	1964	Richard Harrison	Umberto Lenzi	Adventure	9,596	1,250	6,500	2,600			2,000		5,147	4,449
100		The Last Circus Show , aka Venditore Di Palloncini	1974	James Whitmore, Lee J. Cobb	Mario Gariazzo	Drama	0								0	0
101	1995	SLAVE QUEEN	1958	Rafael Luis Calvo	Vittorio Cottafavi	Adventure	7,063	375	1,500						905	6,158
102		The Designated Victim , aka La Vittima Designata	1971	Tomas Milian, Pierre Clementi	Maurizio Lucidi	Thriller	0								0	0
103	1992	TREASURE	1966	Cameron Mitchell, Todd Martin	José Maria Elorrieta	Adventure	4,025	750	2,500						1,582	2,443
104	1994	TREAS. OFTHE AMAZON	1985	Pedro Armendariz, Bradf.Dillman	Rene Cardona, Jr.	Adventure/Action/Drama	21,160	3,750	7,500						5,633	15,527
105	1992	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori	1963	Dan Vadis, Helga Line, S. Kent	Nick Nostro	Action/Adventure/Drama	6,575		6,340	3,500					5,345	1,230
106	1992	TEN GLADIATORS	1963	Roger Browne, Dan Vadis	Gianfranco Parolini	Adventure	13,525	1,250	7,500	4,500				3,000	3,421	10,104
107		Tunis Top Secret aka Tunisi Top Secret	1959	Elsa Martinelli, Georgia Mell	Bruno Paolinelli	Drama	0								0	0
108		Under Cover Of Darkness	1992	Richard Bradford, Debra Feuer	Walter Pitt	Drama/Mystery	0	1,500							888	0
109	1992	URSUS, aka Ursus nella Valle Dei Leoni	1962	Ed Fury, Mora Oefei	Carlo Ludovico Bragaglia	Action/Drama	0	650							385	0
110		Ursus	1961	Ed Fury, Mario Scaccia	Carlo Campogalliani	Action/Drama	0								0	0
111	1991	Yeah, My Heart Beats Loud	1990	Marlene Forte, Elsa Davis			424	2,500							1,479	0
112		Yellow, The Cousins aka Yellow, le cugine	1974	Dayle Haddon, Lisa Seagram	Gianfranco Baldanello	Drama	0								0	0
113	1994	DARUAGNAN					7,500	1,250	5,000	2,500					3,891	3,609
		Package Sales					0								0	0
		Scripts					0								0	0
		unlocated difference					669								0	669
							0								0	0
		Totals					481,829	59,825	266,800	127,249	26,150	19,175	16,500	21,000	211,056	295,850

Exhibit III

					Juniper Group, Inc.
					Analysis of Film Library Costs

ID	Title	Year	Cast	Director	Genre	Exp Term Date	12/31/2005 NET BOOK VALUE	Film's Performance in Prior Markets	Public's Perception of the Film's Story, Cast, Director, or Producer	Historical Results of Similar Films	Historical Results of the Cast, Director, or Producer on Prior Films	Run Time	Piracy
1	79 A.D.	1962	Brad Harris, Mara Lane	Frank Kramer	Adventure	07/28/11	11,610
Initial theartrical release in Italy.Strong performance in 1962. Evergreen performane in the foreign T.V. markets.  Desire for sword and sandal films remains constant. Major releases Spain, Germay, Italy, France and Norway.
The film has not been in distribution in the U.S. Syndicated T,V, markets for several years in order to aviod over exposure and therby increasing it value. This is standard operating procedure on the part of most T.V.  distributors and it is the Companys intent in 2007 to begin revisiting the markets that the Company has  succesfully sold in the past. There are 32 markets that the Company has previuosly sold the sword and sandal package. The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.

Drama/history… Intrigue at the Roman Emperor's court prior to the destruction by Vesvius Public has always displayed a interest in the sword and sandal genre Brad Harris has name recognition Another "adaption" of Bulwer Lytton's famous novel, even if it takes place in Ercolano. Like Pompeii, Ercolano was near Vesuvius, and the eruption really occurred in 79 A.D.

Over the years there is constant remake of various sword and sandal films: 1) Hercules -Steve Reeves 2) Last Days of Pompeii- Steve Reeves 3) Ben-Hur- (11 Academy Awards) Charleton Heston 4) Spartacus+N89- Kirk Douglas 6) Gladiator- Russell Crowe 7) Last Day of Pompeii- the 1984 mini T.V. series 8) Rome -HBO series
											Brad Harris was instrumental in the abundance of staring in Sword and Sandal films in the 1960"s	88 min for foreign market	USA DVD
2	ABRAXAS	1991	Jesse Ventura, Damian Lee	Damian Lee	Adventure/Sci-Fi	10/01/13	11,250
Based on prior T.V. performance on CBS Networks which has established the value of such film for T.V.  The film shall be re-issued in sydication as a post Network film. Initial release will be in the foreign market with  minimun penetration which shall increase in 2008 thru 2010. Domestic T.V. shall be availble in 2008/9. The  minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per  picture per run The stations generally opted for 2 runs per year.
									Cast recognition former wrestler and former governor of Minnesota	Along the same genre as Predator Spirits Within 2001	Damien Lee established writer and Director	90 min	USA DVD
3	AGZ-55	1966	German Cobos, Yoko Tani	Roberto Bianchi Montero	Adventure/Crime	06/07/14	5,250
4	PASSPORT	1965	George Ardisson,Barbara Simons	Sergio Sollima	Action	12/31/14	0
5	ALONE V ROME	1962	Rossana Podestà, Lang Jeffries	Luciano Ricci	Action/Adventure/Drama	12/09/09	7,500
6	AN EYE FOR EYE aka Un occhio per occhio	1967		Miguel Iglesias	Action/Adventure/Drama		0
7	ATLAS CYCLOPS, aka Maciste nella terra dei ciclopi	1961	Gordon Mitchell, Chelo Alonso	Antonio Leonviola	Adventure Maciste	12/09/09	7,063
8	AVENGER	1966	Franco Nero, Alberto Dell'Acqua	Ferdinando Baldi	Adventure	07/28/11	6,228
9	BANG.BANG	1968	Guy Madison, Tom Bosley	Giorgio Gentili	Western Comedy	06/07/14	6,900
10	BATTLE OF STARS, aka Anno Zero/Guerra Nello Spazio	1977	John Richardson, Yanti Sommer	Alfonso Brescia	Sci/Fi	06/07/14	7,606
12	BLACK RIBBON FOR DEBORAH	1974	Gig Young, Bradford Dilfman	Marcello Andrei	Drama/Thriller		0
13	BLACK DUKE	1963	Cameron Mitchell,	Pino Mercanti	Adventure/Drama/Romance	12/8/19	0
14	BLACK LEMONS	1970	Antonio Sabato, Florinda Bolkan	Camillo Bazzoni	Crime		0
15	BLOOD RIVER	1977	John Ireland, Fabio Testi	Gianfranco Baldanello	Spaghetti Western Comedy		0
16	BLUEPRINT	1967	German Cobos	Roberto Bianchi Montero	Adventure Sci/Fi	07/28/11	5,250
17	CAESAR THE CONQUEROR, aka Giulio Cesare, Il Conquistatore Delle Gallie	1962	Cameron Mitchell, Rick Battaglia	Tanio Boccia	Adventure	07/28/11	0
18	CAGLIOSTRO	1974	Curt Jurgens, Bekim Fehmiu	Daniele Pettinari	Drama		0
19	Catamount Killing aka Pittsville-Ein Safe Voll lu	1974	Horst Buchholzz,	Krystof Zanussi	Crime/Drama		0
20	CATASTROPHE	1966	Marta Lipinska, Leon Niemczyk	Silvester Checinski	Documentary	12/18/19	8,025
21	Catherine & Co (Catherine et Cie)	1975	Jane Birkin, Patrick Deaweare	Michael Boisrond	Comedy		0
22	CHALLENGE	1970	John Ireland	Leon Klimovsky	Western	12/08/19	8,025
23	CONQUEROR OF MARACA)	1960	Hans von Borsody, Luisella Boni	Eugenio Martin	Action/Adventure/Drama	07/28/11	9,320
24	CONOUEROR OF THE ORIENT, aka Il Conquistatore dell'Oriente	1960	Rick Battaglia, Gianna M.Canale	Tanio Bocia	Action/Adventure/Drama	07/28/11	5,492
25	COSMOS	1977	John Richardson, Yanti Sommer	Al Bradley	Sci-fi	07/28/11	0
26	CRACKDOWN		Steward Riley, Leon Stephenson	Paul De Silva	Action/Drama	12/18/07	235
27	CROSSFIRE, aka Odio Implacabile	1947	Robert Young, Robert Ryan	Edward Dmytryk	Action		0
28	Cry Chicago	1969	Jeffrey Hunter	Javier Seto	Drama/Crime		0
29	Dark Before Dawn	1987	Charles Beecham, Becky Borg	Robert Totten	Action/Mystery		0
30	Daughter Of Mata Hari	1954	Frank Latimore	Carmine Gallone	Adventure		0
31	DAYS OF FURY	1978	Vincent Price, Narrator	Fred Warshovsky	Documentary	07/07/14	7,605
32	DESERT WARRIOR	1984	Mark Hammon, Luis Prendes	Enzo G. Castellari	Action	07/07/14	7,500
33	Devilman Story	1967	Guy Madison, Liz Barrett,	Paolo Bianchini	Adventure/Fantasy		0
34	DEVIL’S CAVALIER	1959	Gian Maria Canale, Frank Latimore	Siro Marcellini	Adventure/Drama/Crime	07/07/14	0
35	DISCO	1976	John Pool, Jeannie Bell	D'Urville Martin	Action, Musical	07/07/14	0
36	DIXIE LANE	1988	Hoyt Axton, Kevin Black	David Brady	Comedy/Drama	12/18/07	7,063
37	Eagles Attack At Down aka Pritza Hagdola	1970	Yehuda Barkan, Peter Brown	Mehanem Golan	War/Action/Adventure		0
38	ECHOES	1988	Richard Alfieri	Arthur Allan Seidelman	Psycodrama	12/18/07	4,688
39	Elm Chanted Forest	1986	Animation	D. Vlado Hrelajnovic	Animation	12/31/14	37,118	Licensed by Disney for over 5 years. Set up as a quality animated feature adhered to Disney standards. Disney establishes value and credibility for other domestic and foreign sales.			Animation has evergreen value if recognized by major studios.	88 min	USA DVD
40	ECF-4	1986	Animation 4 episodes	D. Vlado Hrelajnovic	Animation	12/31/14	5,482
The animated feature has aired on Showtime and major U.S. T.V. syndicated markets during the late 1980's and 1990's. It has had an extensive distribution in the foreign market both in the T.V and video media. The  DVD is a relative new media available for this animated feature. This availability is only curbed by the extensive pirating that has taken place in 2005, when the DVD market started to become a viable media.

41	ESCAPE FRM SAVEHAVEN	1989	William Beckwith,Jessica Dublin	Brian Thomas Jones	Action, adventure	12/09/09	0
42	FISTFUL OF DIAMONDS	1973	Emily Brow, Grant Henry	Martin Campbell	Adult comedy	12/09/09	5,250
43	Fountain Of Rome aka Fontana Di Trevi	1960	Vittorio De Sica, Claudio Villa	Carlo Campogalliani	Comedy		0
44	FURY OF HERCULES	1961	Brad Harris	Gianfranco Parolini	Adventure	07/28/11	11,025	Extensive U.S. distribution in T.V. Syndication. Strong foreign sales: Italy, France	Brad Harris cast recognition in the "Sword and Sandal" genre Good production value
Over the years there is constant remake of various sword and sandal films: 1) Hercules -Steve Reeves 2) Last Days of Pompeii- Steve Reeves 3) Ben-Hur- (11 Academy Awards) Charleton Heston 4) Spartacus+N89- Kirk Douglas 6) Gladiator- Russell Crowe 7) Last Day of Pompeii- the 1984 mini T.V. series 8) Rome -HBO series
											Brad Harris was instrumental in the abundance of staring in Sword and Sandal films in the 1960"s	97 min	USA DVD

Structured thematic packages as epic classical films in packages of 10 to 15 films. Each thematic packages has lead films. Thematic packages were initially release In the later part of 1970's thru  mid 1980's. The package were rested and re-issued in the latter part of the 1980's and early 1990's.  Thematic packages have evergreen value.

								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
45	GIANTS OF THESSALY	1960	Roland Eavey, Ziva Rodann	Riccardo Freda	S/Adventure	12/09/09	0
46	GLADIATORS SEVEN	1965	Roger Brown, Jeff Cameron	Michele Lupo	Adventure	12/31/14	15,146	The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
Over the years there is constant remake of various sword and sandal films: 1) Hercules -Steve Reeves 2) Last Days of Pompeii- Steve Reeves 3) Ben-Hur- (11 Academy Awards) Charleton Heston 4) Spartacus+N89- Kirk Douglas 6) Gladiator- Russell Crowe 7) Last Day of Pompeii- the 1984 mini T.V. series 8) Rome -HBO series
												90 min; foreign film

Structured thematic packages as epic classical films in packages of 10 to 15 films. Each thematic  packages has lead films. Thematic packages were initially release In the later part of 1970's thru  mid 1980's. The package were rested and re-issued in the latter part of the 1980's and early 1990's.  Thematic packages have evergreen value.

								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
47	GOWFACE	1967	Robert Anthony, Evy Marandi	Bitto Albertini	Adventure	12/31/14	5,250
48	GOUATH vs Giant, aka Goliath Contro I Giganti	1962	Brad Harris, Fernando Rey	Guido Malatesta	Adventure	12/31/14	0
49	Guns Are Still Thundering, aka Quel Caldo Maledetto Giorno Di Fuoco	1968	Robert Woods, John Ireland	Paolo Bianchini	Adventure		0
50	HEROD THR GREAT	1958	Edmund Purdon, Sandra Milo	Arnaldo Genoino	Historic Drama	07/28/11	0
51	HUNTER OF THE UNKNOWN, aka Agent 3S3 Massacre in the Sun	1966	George Ardisson, Frank Wolf	Sergio Sollima	Adventure, Action	07/28/11	5,250
52	HYNOS	1967	Robert Woods	Paolo Bianchini	Thriller	07/28/11	0
53	JUST BEFORE DAWN	1981	George Kennedy, Chris Lemmon	Jeff Lieberman	Horror/Thriller	06/01/14	40,700
1)Good limited U.S.Indepedent theatrical distrution in 1980 &1981; only 200 print release to cover the ten top (i.e. 10 top metropolitan cities in USA) markets to establish value for the anciliary rights both domestic and foreign medias and then distributed into smaller markets with 10 to 20 print release during a period of 18 months. The prints were bicycled from market to market in order to cover the  desired penetration within each market. All worlwide distribution is gauged by U.S.

In wake of Deliverance, Halloween, The Hills Have Eyes and Friday the 13th comes this interesting 1980 entry in the slasher stakes. Director Jeff Lieberman had already scored a cult hit with the shocker "Squirm", had already and he delivers more gruesome thrills as a group as a group of campers fall foul of a murder in the forest of Oregon. The film is reasonably well-made example of its type-and the solid acting and Brad Fiedel's eerie score.
										Just Before Dawn is a mixture of "Deliverence" and "Blair Witch Project". Comprable other films such as "The Prey" , "Friday the 13th" sequels and "Sleepaway Camp"	Jeff Lieberman is one of the best unknown horror directors around.	90 min	USA
								2) Video release thru Vestron (Comp distributed Dirty Dancing etc).	Horror/Thriller Awarded as one of best horror films. It is in the Museum for Horror and Thriller films from 1925 to 1987.		Greg Henry-who played the villainous Val Resnick in the Mel Gibson film" Payback"
								3) Cable markets-- HBO, Showtime, Warner-Amex (no longer in existence), Prism, and Cinemax are a number of video companies that purchased the licensing rights during the 1980's and 1990's.
Brad Fidel's (T2) music score to be very haunting and beautiful, a perfect match for the lovely forest and waterfall location. The cast headline by George Kennedy (Creepshow 2) does a good job in relaying the fear of the script.

George Kennedy- Creepshow 2,Dirty Dozen, Cool Hand Luke ( won Academy Award for Best Supporting Actor), Airport 1975;T.V series Blue Knight; Earthquake Death Ship; Airport 77; Airport 79 appeared in over 200 films and T.V productions. Mike Kellin-worked in some 50 plays and won an Obie award Chris Lemon- son of Jack Lemon Deborah Benson- T.V. characters on Murder, She Wrote (the family Jewels),1941;and North Dallas Forty.

								4) CBS-TV Networks 3 runs			Brad Fiedel-Terminator 4;Terminator 3;Terminator 2; Gladiator (1992)

5) T.V. Syndication-broadcast-KRBK-Sacrament; WOR-TV New York; KHJ-T.V. -L.A.; WCIX- Miami; KICU-San Jose; WATL-Atlanta; KTVT-Dallas; WFTS Tampa; KOKH-Oklahoma; KDNL-St. Louis; WCVB-Boston, KHTV-Houston; WPWR-Chicago; WUAB-Cleveland,  WFTY-Washington; WTAF-Philadelphia; WKBD- Detroit; KNXV-Phoenix; WTTY-Indianapolis;  WSJU-Puerto Rico; WJTC-Mobile; XETV-San Diego; WMOD-Orlando; KZKC- Kansas City; KOAT-Albuquerque; KELO-Sioux Falls; WBNS-Columbus; WSYT-Syracuse; KVOS-Seattle;  WQTV-Boston; WTSG-Albany

								Foreign Sales: Argentina; Bolivia; Chile; Colombia; Ecuador, France; Germany; Italy; Japan; Mexico; Peru; Poland, S. Africa, Spain; W. Indies

The acceptance of this film both domestically and Internationally give it legs to recycle the  film back to these markets at a lower price. Also with the advent of new technology new  markets are available for distribution.

								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
54	KINGS PRISONER	1954	Pierre Cressoy, Andree Debar	Giorgio Rivalta	Action, adventure	07/28/11	0
55	LAST DAYS OF POMPEII, aka Gli Ultimi Giorni Di Pompei	1959	Steve Reeves, Fernando Rey	Mario Bonnrad	Adventure	06/30/13	12,453	Initially released worldwide theatrically by United Artist. Extensive domestic and foreign T.V. distribution	Good production value and strong cast-Steve Reeves and Christine Kaufman Co-director and screen writer- Sergio Leone Set in the shadows of Mt Vesuvius just before eruption.	Comparable films like Ben-Hur; Spartacus with Kirk Douglas
Directed by Mario Bonnard and co-directed by Sergio Leone.
Comparable films like Ben-Hur; Spartacus with Kirk Douglas
Bonnard died during the first days of shooting and Sergio Leone completed the film. Sergio Leone was screen writer and co-director. Sergio Leone , Sergio Corbucci and Ducci Tessario became a major creative force behind the spaghetti- westerns genre. Based on the Edward Bulwer-Lyonn novel Sergio Leone-second unit director Ben-Hur 1959 Director-Once Upon a Time in America
												USA 103 min; Italy 100 min; Spain 95 min

Structured thematic packages as epic classical films in packages of 10 to 15 films.   Each thematic packages has lead films. Thematic packages were initially release.  In the later part of 1970's thru mid 1980's. The package were rested and re-issued in the latter part of the 1980's and early 1990's. Thematic packages have evergreen  value.

								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
56	Last Days of the Vikings, Ultimo dei Vikinghi	1961	Cameron Mitchell, Edmund Purdom	Giacomo Gentiluomo	Adventure		0
57	LOADED GUNS	1974	Ursula Andress, Woody Strode	Fernando DiLeo	Comedy	06/30/13	6,375
58	Lonely Hearts aka Cuori Solitari	1969	Ugo Tognazzi, Senta Berger	Franco Giraldi	Drama		0
59	LOVELY BUT DEADLY	1981	Lucinda Dooling, John Randolf	David Sheldon	Action/Drama	06/30/13	30,280	1)Good lmtd theatrical distrution in 1980 &1981; only 75 print release to cover the ten top markets and then recycle to smaller markets In Theatrical release for approx 18mos.
An moralistic remake of "Coffy" (1973 Pam Grier classic), presenting karate-ing cheerleaders and high school girls, evil drug dealers, and a little catfighting Action/Drama Good T.V. Cast Backed by energetic” James Bond-like musical score, "Lovely" is powered by charm and enthusiasm. An absolute classic for fans of mixed fighting Enjoyable adventure movie as cute teen beats up drug dealers

Cheerleader Camp-1987 Big Momma's House 2- 2006 C
An moralistic remake of "Coffy" (1973 Pam Grier classic), presenting karate-ing cheerleaders and high school girls, evil drug dealers, and a little catfighting Action/Drama Good T.V. Cast Backed by energetic” James Bond-like musical score, "Lovely" is powered by charm and enthusiasm. An absolute classic for fans of mixed fighting Enjoyable adventure movie as cute teen beats up drug dealers utting Class- 1989 all Cheerleaders Die-2001 The Majorettes-1986 American Beauty-1999 The Absent Minded Professor-1961
											Director/ Producer -David Sheldon Produced Just Before dawn, The Evil with Richard Crenna, and the succesfull low budget U.S theatrical release "Grizzly"	93 min
								2)Video release thru Vestron (Comp distributed Dirty Dancing etc) .	Cast: Richard Herd: in the China Syndrome-1979
								3) Cable markets-- HBO, Showtime, Warner-Amex (no longer in existence) Prism, and Cinemax are a number of video companies that purchased the licensing rights during the 1980's and 1990's.	Theatrical distribution success by films like "Jaws" and " Orca " Distributed by Major Distribution Companies.	Theatrical success by Cannon; CBS Network -2 runs "Grizzly" Cast value: Richard Jaekel and Harold Sakata( from 007 "Odd Job" )
								4) CBS Networks 3 runs

5) T.V. Syndication-broadcast-KRBK-Sacrament; WOR-TV New York;
KHJ-T.V. -L.A.; WCIX- Miami; KICU-San Jose; WATL-Atlanta; KTVT-Dallas;
WFTS Tampa; KOKH-Oklahoma; KDNL-St. Louis; WCVB-Boston,
KHTV-Houston; WPWR-Chicago; WUAB-Cleveland, WFTY-Washington;
WTAF-Philadelphia; WKBD-Detroit; KNXV-Phoenix; WTTY-Indianapolis;
WSJU-Puerto Rico; WJTC-Mobile; XETV-San Diego; WMOD-Orlando;
 KZKC- Kansas City; KOAT-Albuquerque; KELO-Sioux Falls;
WBNS-Columbus; WSYT-Syracuse; KVOS-Seattle; WQTV-Boston;
WTSG-Albany

								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
60	MAKO	1976	Richard Jaeckel, Harold Sakata	William Grefe	Horror/Thriller	06/30/13	11,575	Initial U.S. theatrical release by Independent theatrical distributor "Cannon Films". Succesful release on a limited basis.
								U.S. Television Distribution: CBS-TV Network -2 Network runs; Over 70% of T.V. penetration in the syndicated market.

Foreign Market: European penetration during latter part of 1970's and
1980's both in the theatrical and television market’s principle in U.K;France
;Spain;Germany/Austria/;BeneLux,/Switzerland,Italy,Greece,Turkey,
Jugoslavia,Portugal,Czechoslovakia,Poland,Rumania,Hungry,
Sweden,Finland and Norway. South America- Sold all of South America
 to one major South American distributor (1978) Far East; Penetrated all major far East territories during the 1980's Africa-Penetrated over 50% i ncluding South Africa during late 1970's and 1980's.

								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
61	Massacre in The Black Forest, aka Il Massacro Della Foresta Nera	1966	Cameron Mitchell, Hans V. Borody	Ferdinando Baldi	War/Action/Adventure		0
62	MOONSHINE	1977	John Saxon, William Conrad	Gus Trikonis	Action/Crime	06/30/13	11,825
Initial U.S. Theatrical distribution by Roger Corman's independent Company-
New World HBO and Showtime CBS-TV Network -2 Network runs; Over 80%
of T.V. penetration in the syndicated market from 1979 thru 1980's. Re-issue to U.S. T.V syndication in the first half of 1990's with coverage in most major markets.

Action/Crime /Drama Enjoyable film 3 pretty country sisters discover their murdered fathers moonshine stash and decide to cash in Luckily, movies like Moonshine still linger around to provide all the knee-slapping' hoot-and-holler action we love. It comes as predicable but entertaining and amusing concoction. The cast all turn in fine performances which is to be expected since you have some of the best "B" movie character actors and work horses of the era.Comparable successful T.V. series Companies. Dukes of Hazards with Jessica Simpson

John Saxon-appeared in T.V series such as: Rockford Files; Six Million Dollar Man; The Bionic Women; Raid on Entebbe Quincy M.E.; Films: Electric Horsemen with Robert Redford; Nightmare on Elm Street 3; Beverly Hills Cop 3
											Director Gus Trikonis- Baywatch; Burke's Law; The Commish; Twilight Zone;	95 min

Foreign Market: European penetration during latter part of 1970's and 1980's both in the theatrical and television market’s principle in U.K;France;Spain;Germany/Austria/;BeneLux,/Switzerland,Italy,Greece,Turkey,
Jugoslavia,Portugal,Czechoslovakia,Poland,Rumania,Hungry,Sweden,Finland and Norway. South America- Sold all of South America to one major South American distributor (1978) Far East; Penetrated all major far East territories during the 1980's
										Susan Howard- Dallas series; The Love Boat; Barney Jones Marcus Welby M.D.; Mod Squad
								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.		William Conrad- Jake and the Fat Man; Matlock; Cannon
63	NO DIAMONDS FOR URSU, aka Diamanti che nessuno voleva rubare	1968	Jeanne Valerie,Salvo Randone	Gino Mangini	Action/Crime	07/28/11	0
64	OLD TESTAMENT	1962	Brad Harris, Susan Paget	Gianfranco Parolini	Action/Adventure	06/30/13	6,846
65	OPERATION	1967	George Ardisson	Nick Nostro	Adventure	06/30/13	5,250
66	Personal Foul	1987	Adam Arkin, David Morse	Ted Lichtenfeld	Drama		0
67	PRAY, Prega Per La Tua Morte Sartana aka Sartana	1968	John Garko, William Berger,	Gianfranco Parolini		06/30/13	5,250
68	PROBABIUlY ZERO	1969	Henry Silva, Luigi Casellato	Murizio Lucidi	Thriller/Adventure	12/18/17	0
69	PROJECT KILL	1977	Leslie Nielsen, Gary Lockwood	William Girdler	Action/Drama	12/18/17	8,025
71	RAGAN	1967	Ty Hardin, Antonella Lualdi	Gilbert Kay	Adventure	12/18/17	0
72	RAMPAGE OF EVIL	1963	Barbara Steele, Fred Williams	Sergio Grieco	Drama / Aventure	12/18/17	2,550
73	REBEL GLADIATOR, aka Ursus, il gladiatore ribelle	1963	Dan Vadis, Gloria Milland	Domenico Paolella	Adventure	12/09/09	0
74	REJUVENATOR	1988	Vivian Lanko, John Mackay	Brian Thomas Jones	Horror	12/09/09	0
75	RELIGION INC	1989	Sandra Bullock, George Plimpton	Daniel Adams	Thriller	07/28/11	0
76	RETURN	1986	Diana Stoving, Day Whittaker	Andrew Silver	Thriller	12/21/09	0
77	REVENGE OF URSUS	1961	Samson Burke	Luigi Capuano		06/30/13	1,360
78	REVENGE OF IVANHOE	1965	Clyde Rogers,	Tanio Boccia		06/30/13	0
79	REVENGE OF THE BI.K KNT	1963	Anthony Steffen	Nick Nostro	Drama	06/30/13	0
80	RINGS	1966	Don Ameche, Neil Sedaka	Gilbert Cates	Documentary	06/01/14	6,900
81	Roland The Mighty, aka Orlando e I Palladini di Francia	1956	Rick Battaglia, Rossana Schiaffino	Pietro Francisi	Adventure		0
82	SAMSON	1961	Brad Harris, Brigitte Corey	Gianfranco Parolini	Fantasy	06/01/14	9,596
83	Satanik	1968	Magda Konopka	Piero Vivarelli	Thriller/Horror		0
84	SEVEN FROM THEBES	1964	Andrej Gardenin, M.A. Giordano	Luigi Vanzi	Action/Drama	06/01/14	3,968
85	Seven Rebel Gladiators , aka Sette Contro Tutti	1965	Roger Browne, Liz Havilland	Michele Lupo	Adventure		0
86	SHARAZ	1968	Raf Vallone, Luciana Paluzzi	José Maria Elorrieta		06/01/14	11,025	Packaged as a thematic format ( adventure/comedy ) in with 10 films. Good penetration in the U.S. syndicated markets
Packaged as "ArabianNights" kind of movie; good Saturday matinee T.V. syndication. Good Cast- Raf Vallone & Jeff Cooper. Jeff Cooper is suitable stalwart as a hero. Along with such notables as Kirk Douglas and Cary Grant has a distinctive chin-dimple which adds interest to his almost handsome face.
										Golden Voyage of Sinbad; Sinbad and the Eye of the Tiger	Raf Vallone- Godfather Trilogy; Scarlet and the Black The Other Side of Midnight; The Greek Tycoon.	92 min
								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.			Licianna Paluzzi-The Greek Tycoon; Hawaii Five-O; 007 film Thunderball, Six Million Dollar Man and numerous episodic Italian television and movies.
87	Silence The Witness	1974	Bekim Fehmiu	Giuseppe Rosati	Action/Crime		0
88	SON OF ELCID	1965	Mark Damon, Antonella Lualdi	Vittorio Cottafavi	Action/Drama	12/09/09	0
89	SOULTAKER	1990	Joe Estevez	Michael Rissi	Fantasy/Horror	07/28/11	3,876
90	SPARTACUS, aka Gli Invincibili Dieci Gladiatori	1953	Dan Vadis, Helga Line	Nick Nostro	Adventure	12/18/17	12,459
Structured thematic packages as epic classical films in packages of 10 to 15 films. Each thematic packages has lead films. Thematic packages were initially release In the later part of 1970's thru mid 1980's. The package were rested and re-issued in the latter part of the 1980's and early 1990's. Thematic packages have evergreen value.

Adventure-Part of the Sword and Sandal genre. Frdea's directing is impressive. A lot of strong scenes (74B.C. somewhere in the Roman Empire Spartacus is condemned to be a slave because he hit a superior officer).
										Gladiator 2000-Russell Crowe		75 min
								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.
91	STEPS	1984	Irene Papas	Maurizio Dell'Orso	Drama	12/18/07	3,025
92	Street Law	1974	Franco Nero, Barbara Bach	Enzo G. Castellari	Action/Crime		0
93	Survivor	1987	John Carson, Ben Denker		Sci-Fi		0
94	TABOO ISLAND	1976	Laura Gemser, Arthur Kennedy	Enzo D'Ambrosio		12/18/17	0
95	aka Spiaggia Del Desiderio						0
96	TARTAR INVASION, aka Ursus e la ragazza Tartara	1962	Yoko Tani, Ettore Mani	Remigio Del Grosso		12/09/09	0
97	EVIL	1978	Richard Crenna, Joanna Pettet	Gus Trikonis	Horror	12/18/17	6,825
98	Tax Season	1989	Fritz Bronner, Debi Fares	Tom Law			0
99	TEMPLE OF A 1000 UGHT	1964	Richard Harrison	Umberto Lenzi	Adventure	12/18/17	9,596
100	The Last Circus Show , aka Venditore Di Palloncini	1974	James Whitmore, Lee J. Cobb	Mario Gariazzo	Drama		0
101	SLAVE QUEEN	1958	Rafael Luis Calvo	Vittorio Cottafavi	Adventure	12/09/09	7,063
102	The Designated Victim , aka La Vittima Designata	1971	Tomas Milian, Pierre Clementi	Maurizio Lucidi	Thriller		0
103	TREASURE	1966	Cameron Mitchell, Todd Martin	José Maria Elorrieta	Adventure	12/09/09	4,025
104	TREAS. OFTHE AMAZON	1985	Pedro Armendariz, Bradf.Dillman	Rene Cardona, Jr.	Adventure/Action/Drama	12/09/09	21,160
Pay/Cable - sold to HBO CBS-TV Network -2 Network runs; Over 70% of T.V. penetration in the syndicated market. Re-issue to U.S. T.V syndication in the latter part of 1980’s first half of 1990's with coverage in most major markets.
									This is a Mexican take on the extremely popular jungle adventure of the early 80's. Treasure is action packed (not one dull moment). Rough nasty and interesting Mexican exploitation	Adventure film like " Raiders of the Lost ark 1981"	Strong cast-Stuart Whitman "Walker Texas Ranger" Murder She Wrote" Knots Landing" "A-Team"; Knight Rider"	104 min
			Stuart Whitman, Donald					The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.			Donald Pleasence-star of many classic films such as the " Great Escape 2" "The Eagle,has Landed" "O God!" "Last Tycoon" and
			Pleasence								Bradford Dillman starred in "The Way We Where" with Rober Redford and rounding out 007 Odd Job").
105	Triumph Of TheTen Gladiators, aka Il Trionfo Dei Dieci Gladiatori	1963	Dan Vadis, Helga Line, S. Kent	Nick Nostro	Action/Adventure/Drama	12/18/17	6,575
106	TEN GLADIATORS	1963	Roger Browne, Dan Vadis	Gianfranco Parolini	Adventure	07/28/11	13,525
Structured thematic packages as epic classical films in packages of 10 to 15 films. Each thematic packages has lead films. Thematic packages were initially release In the later part of 1970's thru mid 1980's. The package were rested and re-issued in the latter part of the 1980's and early 1990's. Thematic packages have evergreen value.
									Euro cult regular Hega Line is on hand as the attractive heroine.	Comparisons to Stanley Kubrick's Spartacus are bound to arise.	Dan Vadis- Any Which Way You Can; High Plains Drifter; Starsky & Hutch; Every Which Way but Loose.	104 min For 99 min USA
								The minimun licensing fees for one run was $100 for small local markets to $1,200 for the ten top markets per picture per run The stations generally opted for 2 runs per year.			Extensive foreign theatrical and T.V. exposure
107	Tunis Top Secret aka Tunisi Top Secret	1959	Elsa Martinelli, Georgia Mell	Bruno Paolinelli	Drama		0
108	Under Cover Of Darkness	1992	Richard Bradford, Debra Feuer	Walter Pitt	Drama/Mystery	02/01/07	0
109	URSUS, aka Ursus nella Valle Dei Leoni	1962	Ed Fury, Mora Oefei	Carlo Ludovico Bragaglia	Action/Drama	12/18/17	0
110	Ursus	1961	Ed Fury, Mario Scaccia	Carlo Campogalliani	Action/Drama		0
111	Yeah, My Heart Beats Loud	1990	Marlene Forte, Elsa Davis			02/01/07	424
112	Yellow, The Cousins aka Yellow, le cugine	1974	Dayle Haddon, Lisa Seagram	Gianfranco Baldanello	Drama		0
113	DARUAGNAN					12/08/19	7,500
	Package Sales						0
	unlocated difference						669